NISSIN CO., LTD.
SHINJUKU L-TOWER 25F   6-1,NISHI-SHINJUKU 1-CHOME   SHINJUKU-KU,
TOKYO 163-1525, JAPAN            TEL: +813-3348-2424        FAX: +813-3348-3905

October 12, 2005
Mr. Donald Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nissin Co., Ltd.
Form 20-F for the year ended March 31, 2005
File No. 1-31416

Dear Mr. Walker:
Set forth below is our response to the comment of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 28, 2005, with respect to the Annual Report on Form 20-F of Nissin Co., Ltd. (the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the Staff’s comment below, followed by our response.
Consolidated Financial Statements
Note 7. Investment in Affiliates, page F-28
1.	Please tell us how you considered whether your affiliate relationships with Ascot, Chuo Mitsui Finance Service, Shinsei Business Finance, and Webcashing.com, are within the scope of FIN 46(R) and whether since the date you adopted FIN 46(R), you had variable interests in any of these affiliates.
Response:
The Company supplementally advises the Staff that the Company’s affiliate relationships with Ascot, Chuo Mitsui Finance Service, Shinsei Business Finance, and Webcashing.com, are not within the scope of paragraph 5 of FASB Interpretation Number (FIN) 46(R). Specifically, (a) the equity investment in the investees is sufficient to permit the entity to finance its own operations, and (b) as a group, the holders of the investments share in the decisions of the investees and share in the economic rewards and obligations of the investees in accordance with capital percentages. As presented in Appendix 1, the Company is only subject to the risk of loss and entitled to receive the residual return with respect to these affiliates in accordance with its percentage interest, which is less than a majority, in these affiliates. Therefore, the Company is not required under FIN 46(R) to consolidate or to make certain disclosures with respect to the investments in these affiliates.

The Company also supplementally advises the Staff that the Company does not have any variable interest in any of these affiliates since the date of adoption of FIN 46(R). The Company adopted FIN 46(R) effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the effective date was March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003.
* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions about this response letter, please contact the undersigned by fax (81-3-3348-2450) or by e-mail (higaki.hitoshi@nissin-f.co.jp).

Very truly yours,
/s/ Hitoshi Higaki
Hitoshi Higaki
Senior Managing Director

cc:	Lisa Haynes
(Division of Corporation Finance,
Securities and Exchange Commission)

John D. Young, Jr.
Bradley K. Edmister
(Sullivan & Cromwell LLP)

Lee Duran
(BDO Seidman, LLP)
Eisuke Nishitani
(BDO Sanyu & Co.)

Akihiro Nojiri
(Managing Director,
Nissin Co., Ltd.)
Shigeharu Nakashima
(General Manager, Controller’s Dept.,
Nissin Co., Ltd.)

Appendix 1
Data for response to the SEC comments regarding FIN 46(R)

Entity name:	Shinsei Business Finance Co., Ltd. (“SBF”)

Establishment:	November 1, 2002

Common stock (in millions):	¥985

Key financial data of Investee at March 31, 2005:	Total Assets		¥16,248
(amounts in millions)	Total Equity		83
	Total Revenue (year ended March 2005)		1,783

Business description:	Provision of loans to small and medium-sized firms or owners

Interest owned:	25.0% (75.0% by Shinsei Bank, Ltd.)

Accounting application:	Equity method

Description of business relationship	•	Referral of customers	Commission payments to SBF:	¥32
for the year ended March 31, 2005:		from SBF to Nissin and vise-versa
(amounts in millions)			Commission received from SBF:	¥13

	•	Loan guarantee transaction	Loan guarantee commission	¥316
		to SBF's customers	received from SBF:
			Payments from Nissin as a	¥161
			guarantor for borrowings of
			SBF's customers:
	•	Guarantees for SBF's	Bank loan guarantee	¥34
		borrowings from banks	commission received from
			SBF:

Description of business relationship	•	Loan guarantee transaction	Loans to SBF's customers	¥3,052
as of March 31, 2005:		to SBF's customers	guaranteed by Nissin:
(amounts in millions)	•	Guarantees for SBF's	SBF's borrowings from banks	¥3,645
		borrowings from banks	guaranteed by Nissin :

Total number of director / statutory auditor:	4 directors / 3 statutory auditors

Of which dispatched from the Company:	1 director / 1 statutory auditor

Entity name:	Chuo Mitsui Finance Service Co., Ltd. (“CMFS”)

Establishment:	November 9, 2004

Common stock (in millions):	¥500

Key financial data of Investee at March 31, 2005:	Total Assets		¥894
(amounts in millions)	Total Equity		366
	Total Revenue (year ended March 2005)		3

Business description:	Provision of real estate finance and loans to small and medium-sized firms or owners

Interest owned:	30.0% (70.0% by The Chuo Mitsui Trust and Banking Co., Ltd.)

Accounting application:	Equity method

Description of business relationship	•	Referral of customers	Commission payments to CMFS:	¥6
for the year ended March 31, 2005:		from CMFS to Nissin
(amounts in thousands)	•	Loan guarantee transaction	Loan guarantee commission	¥6
		to CMFS's customers	received from CMFS:
	•	Guarantees for CMFS's	Bank loan guarantee commission	¥29
		borrowings from banks	received from CMFS:

Description of business relationship	•	Loan guarantee transaction	Loans to CMFS's customers	¥29
as of March 31, 2005:		to CMFS's customers	guaranteed by Nissin:
(amounts in millions)	•	Guarantees for CMFS's	CMFS's borrowings from banks	¥150
		borrowings from banks	guaranteed by Nissin :

Total number of director / statutory auditor:	4 directors / 3 statutory auditors

Of which dispatched from the Company:	1 director / 1 statutory auditor

Entity name:	Webcashing.com Co., Ltd. (“WC”)

Establishment:	March 21, 2000

Common stock (in millions):	¥300

Key financial data of Investee at March 31, 2005:	Total Assets	¥642
(amounts in millions)	Total Equity	443
	Total Revenue (year ended March 2005)	771

Business description:	Internet-based intermediary of financial services

Interest owned:	38.0%
	(60.0% by livedoor MARKETING Co., Ltd.
	2.0% by Tadatoshi Miyauchi, the President of Webcashing.com)

Accounting application:	Equity method

Description of business relationship	• Referral of customers from	Commission payments to WC:	¥205
for the year ended March 31, 2005:	WC to Nissin
(amounts in millions)	• Advertising agency	Advertising expense and other	¥175
		fee payments to WC:

Total number of director / statutory auditor:	6 directors / 1 statutory auditor

Of which dispatched from the Company:	None

Entity name:	Ascot Co., Ltd.

Establishment:	October 1, 2001

Common stock (in millions) as of March 31, 2004:	¥450

Key financial data of Investee at March 31, 2004:	Total Assets	¥219
(amounts in millions)	Total Equity	202
	Total Revenue (year ended March 2004)	77

Business description:	Internet-based loans and credit card customer development and mediation

Interest owned as of March 31, 2004:	25.0%

Accounting application:	Equity method

Description of business relationship
for the year ended March 31, 2004:	• Referral of customers from	Commission payments to Ascot:	¥35
(amounts in millions)	Ascot to Nissin

Total number of director / statutory auditor as of March 31, 2004:	5 directors / 2 statutory auditors

Of which dispatched from the Company as of March 31, 2004:	1 director

Note:	For the year ended March 31, 2005, the equity method was not applied to Ascot Co., Ltd, previously an equity-method affiliate, since its influence on NISSIN’s net income and retained earnings as a group was insignificant. On August 1, 2004, Ascot was merged into Swan Credit Co., Ltd. (change its corporate name to SBI Business Loan Co., Ltd. on July 1, 2005) through an equity swap, and NISSIN’s equity interest post-merger was below 20% of the total shares.